UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
OR
[ ]	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____

Commission File Number 0-27918

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM OF WEST VIRGINIA, INC./

UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road

Building A, Suite 200

Monterey, California  93940

B.	Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company

2511 Garden Road

Building A, Suite 200

Monterey, California  93940

CENTURY ALUMINUM OF WEST VIRGINIA, INC./

UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007 —	9
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	10
SIGNATURE	11
EXHIBIT INDEX	12

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte and Touche LLP

June 27, 2008
Pittsburgh, Pennsylvania

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments at fair value:
Investments in mutual funds	$4,979,579	$4,321,720
Century Aluminum Company Stock	296,895	412,832
Guaranteed investment funds at fair value	3,158,614	2,997,588
Participant loans	407,111	313,740
Total investments	8,842,199	8,045,880
Employee contributions receivable	21,050	15,380
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	8,863,249	8,061,260
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(18,668)	25,698
NET ASSETS AVAILABLE FOR BENEFITS	$8,844,581	$8,086,958

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$8,086,958	$7,486,743

ADDITIONS:
Investment income:
Net appreciation in fair value	39,484	447,197
Interest and dividends	547,226	301,832
Net investment income	586,226	749,029

Employee contributions	832,304	706,142
Total additions	1,419,015	1,455,171

DEDUCTIONS:
Benefit payments	653,014	858,532
Net transfers	(8,378)	(3,576)
Total deductions	661,392	854,956
NET CHANGE	757,623	600,215
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$8,844,581	$8,086,958

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./

UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General — The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a collective bargaining agreement in effect between Century Aluminum of West Virginia, Inc. (the “Company”) and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989.  All other union employees are eligible for the Plan after they have completed a probationary period of 60 working days. Effective June 1, 2006, the Company elected to change the Plan trust services and recordkeeping services from Prudential to T. Rowe Price. Through May 31, 2006, trust services and recordkeeping services were provided by Prudential Bank and Trust, FSB and Prudential, respectively.

Contributions — Participants may elect to have the Company defer up to 100% of their hourly wage subject to Internal Revenue Service limitations. Annual plan pre-tax contributions were limited to $15,500 and $15,000 for 2007 and 2006, respectively; participants 50 years of age or over may make additional catch-up contributions of $5,000.  The Company does not make contributions to the Plan.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Accounts — Participants may elect to have their contributions invested in one or all of the investments listed in Note 3, including Century Aluminum Company Stock. All contributions are non-forfeitable and participants can transfer balances between funds quarterly.

Payment of Benefits — Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½ or earlier in the case of retirement, death, termination, or hardship.

Participant Loans — Participants may borrow from their fund account a minimum loan amount of $1,000, up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate for loan transactions in 2007 and 2006 ranged from 7.5% to 9.25%. Principal and interest is paid ratably through monthly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Fully Benefit-Responsive Investment Contracts — As required by the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive under the terms of the Plan.  The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the FSP.

Investment Valuation and Income Recognition — The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are adjusted from fair value to contract value.  Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits.  Investments in mutual funds are stated at the funds’ net asset values per share on the last business day of the Plan’s year-end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the Plan’s year end. Participant loans are valued at cost, which approximates fair value. See Note 4 for a discussion of the valuation of the investments in the guaranteed investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair market value of such investments.

New Accounting Pronouncements — In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements.  SFAS No. 157 established a single authorative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007.  Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157.

Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company.

3.	INVESTMENTS

During plan year 2007 and 2006, the participants could elect the investment options with T. Rowe Price as listed in the table below.

American Growth Fund of America
Balanced Fund
Total Equity Market Index Fund
Goldman Sachs Mid Cap Value A Fund
International Growth and Income Fund
Rainier Small/Mid Cap Equity Portfolio
New Horizons Fund
PIMCO Total Return Fund
Loomis Sayles Small Cap Value Fund
Equity Income Fund
Spectrum Income Fund
T. Rowe Price Stable Value Fund

In addition, participants could elect to invest in the common stock of Century Aluminum Company.

The following represents the fair value of investments that represent 5% or more of net assets available for benefits as of December 31, 2007 and 2006:

	2007	2006
T. Rowe Price Stable Value Fund	$3,158,614	$2,997,588
American Growth Fund of America	1,497,567	1,428,780
Equity Income Fund	1,370,447	1,391,580
Balanced Fund	788,552	718,042
Century Aluminum Stock	*	412,832

* - less than 5% of net assets available for benefits as of December 31, 2007.

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $39,484 and $447,197, respectively.

	2007	2006
Century Aluminum Company common stock	$87,117	$251,171
Mutual funds	(47,633)	196,026
Total	$39,484	$447,197

4.	GUARANTEED INVESTMENT CONTRACTS

Beginning June 1, 2006, employee contributions to guaranteed investment contract funds are maintained by T. Rowe Price in the T. Rowe Price Stable Value Fund. Participant contributions and rates of return are guaranteed by T. Rowe Price. The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with T. Rowe Price are benefit responsive contracts and therefore, are included in the Plan’s financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The difference between the fair value and contract value of the Stable Value Fund at December 31, 2007 and 2006, is shown below. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

	2007	2006
Stable Value Fund at fair value	$3,158,614	$2,997,588
Stable Value Fund at contract value	3,139,946	3,023,286
Adjustment to contract value	$18,668	$(25,698)

The average yield and interest crediting rate for the T. Rowe Price Stable Value Fund during 2007 and 2006 was as follows.

	2007	2006
Average yield:
Based on annualized earnings (1)	4.87%	4.79%
Based on interest rate credited to participants (2)	4.89%	4.68%

(1)
Computed by dividing the annualized one-day GAAP earnings of the fund’s December 31, 2007 and 2006, respectively, investments (irrespective of the interest rate credited to the unitholders in the fund) by the fair value of its investments on that date.

(2)
Computed by dividing the annualized one-day earnings credited to the unitholders on December 31, 2007 and 2006, respectively, (irrespective of the actual earnings of the investments in the fund) by the fair value of the fund’s investments on that date.

5.	PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has reserved the right to amend or terminate the Plan, in whole or in part, at any time by action of its Board of Directors, subject to the terms of the collective bargaining agreement. In the event the Plan terminates, the participants remain 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price (by Prudential prior to June 1, 2006). T. Rowe Price is the trustee as defined by the Plan (Prudential was the trustee prior to June 1, 2006), and therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company common stock. Century Aluminum Company is a related party of the Plan sponsor, and therefore, these transactions qualify as exempt party-in-interest transactions.

7.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company Stock and guaranteed investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006
Net assets available for benefits per financial statements	$8,844,581	$8,086,958
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,668	(25,698)
Net assets available for benefits per Form 5500	$8,863,249	$8,061,260

******

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Current Value

*	T. Rowe Price	T. Rowe Price Stable Value Fund	3,139,946	$3,158,614
*	T. Rowe Price	American Growth Fund of America	44,033	1,497,567
*	T. Rowe Price	Equity Income Fund	48,770	1,370,447
*	T. Rowe Price	Balanced Fund	38,279	788,552
*	T. Rowe Price	Rainier Small/Mid Cap Equity Portfolio	8,191	322,415
*	Century Aluminum Company	Century Aluminum Company Stock	5,504	296,895
*	T. Rowe Price	Goldman Sachs Mid Cap Value A Fund	7,443	263,127
*	T. Rowe Price	PIMCO Total Return Fund	22,408	239,540
*	T. Rowe Price	Loomis Sayles Small Cap Value Fund	9,670	236,145
*	T. Rowe Price	International Growth and Income Fund	7,812	138,901
*	T. Rowe Price	Total Equity Market Index Fund	3,049	48,323
*	T. Rowe Price	Spectrum Income Fund	3,529	43,085
*	T. Rowe Price	New Horizons Fund	1,032	31,477
				$8,435,088
*	Participants	Participant loans — (with maturity dates through 2012 at an interest rates ranging from 7.50% to 9.25% )		407,111
	TOTAL			$8,842,199

* Party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

BY: /s/ Michael A. Bless
Michael A. Bless
Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company
DATE: June 30, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm